

August 29, 2011

Via E-mail
Bernard L. Brodkorb
President and Chief Executive Officer
ISA Internationale Inc.
2564 Rice Street
St. Paul, Minnesota 55113

    Re: **ISA Internationale Inc.**
              Form 10-K for the Fiscal Year Ended September 30, 2010
              Filed January 18, 2011
              Form 10-Q for the Fiscal Quarter Ended June 30, 2011
              Filed August 22, 2011
              File No. 001-16423

Dear Mr. Brodkorb:

We have reviewed your responses dated July 8, 2011 and August 8, 2011, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q, for the Fiscal Quarter Ended June 30, 2011

Item 4. Controls and Procedures, page 22

Management's Conclusion Regarding the Effectiveness of Disclosure Control and Procedures, page 22

1. We note your disclosure that your disclosure controls and procedures were effective as of June 30, 2011 and that "Exceptions will be noted in our revised form 10-K/A for the period ended September 30, 2010 . . . ." It is not clear given your reference to exceptions to be disclosed when you file your Form 10-K/A whether you have concluded that your

      disclosure controls and procedures are effective. Please revise your disclosure to state your conclusion in clear and unqualified language.

2. Please refer to Item 308(c) of Regulation S-K and revise to include disclosure to indicate whether or not there were any changes in your internal control over financial reporting during your most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect your internal control over financial reporting. In this regard, it is not clear how you concluded your disclosure controls and procedures as well as internal control over financial reporting are now effective when you have not disclosed any changes remediating your previously identified material weaknesses which will be included in your amended filings per your response dated July 8, 2011.

<u>Item 6. Exhibits and Reports on Form 8-K, page 23</u>

3. Please file as an exhibit the required XBRL interactive schedules relating to the financial statements for the quarter ended June 30, 2011. Refer to Exhibit 100 of Item 601(a) of Regulation S-K.

      You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief